Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504
Miami Beach, FL 33139

September 27, 2012

Electronic Mail

Division of Investment Management Office of Disclosure and Review U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Ms. Kathy Churko

Re:	Herzfeld Caribbean Basin Fund, Inc. 1940 Act File No. 811-06445

Dear Ms. Churko:

On behalf of Herzfeld Caribbean Basin Fund, Inc. (the “Fund”), this letter is being filed with the Commission via EDGAR to respond to oral comments provided by you in connection with the Commission staff’s (“Staff”) review of the Fund’s 2011 Annual Report to Shareholders (the “2011 Report”) and 2012 Annual Report to Shareholders (the “2012 Report”) pursuant to the Sarbanes-Oxley Act of 2002. The Fund appreciates the opportunity to address the Staff’s comments.  Set forth below are the Staff’s comments in italicized text followed by the Fund’s response to the comment.

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1.	Explain the procedure used to pay the Fund’s investment advisory fee, how often it is paid, the timing of payments, etc.

Response:  The Fund’s investment advisory fee is accrued daily with payments made quarterly in arrears.  At the end of each quarter, the investment adviser to the Fund calculates the total investment advisory fee due and sends an invoice to the Fund.  Payment is made to the investment adviser from the Fund shortly after the end of the quarter.

2.	The Fund currently invests approximately 55% of its assets in U.S. domiciled issuers. Explain what the Fund considers to be a “Caribbean Basin Country” and how the Fund complies with the Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Fund Name Rule”).

Response:  The Fund is in compliance with the Fund Name Rule.  In accordance with the Fund Name Rule with respect to names suggesting investment in a geographic region, the Fund has a policy to invest at least 80% of its total assets in equity and equity-linked securities of issuers that engage in substantial trade with, and derive substantial revenue from, operations in the Caribbean Basin.  This policy is consistent with the Fund Name Rule.  The Fund Name Rule requires a fund using a name that suggests investment in a geographic region to have a policy to invest at least 80% of its assets in “investments that are tied economically to the particular…geographic region suggested by its name” and that the fund “discloses in its prospectus the specific criteria used by the Fund to select these investments.”   See also the Commission’s adopting release for the Fund Name Rule [SEC Release No. IC-24828], which indicates that the proposed rule was revised and adopted in final form to permit investments that expose an investment company's assets to the economic fortunes and risks of the country or geographic region indicated by its name rather than the more stringent requirements initially proposed by the Commission.

Further, the Fund believes that the Caribbean Basin is commonly understood to include the geographic region that runs westward from Florida along the Gulf Coast of the United States to Mexico, then south along the Mexico coast through central America and eastward across the northern coast of South America.  Accordingly, the Fund includes in its registration statement a definition of “Caribbean Basin Countries” that includes, among others, Cuba, Jamaica, Trinidad and Tobago, the Bahamas, the Dominican Republic, Barbados, Aruba, Haiti, the Netherlands Antilles, the Commonwealth of Puerto Rico, Mexico, Honduras, Guatemala, Belize, Costa Rica, Panama, Colombia, the United States and Venezuela.

3.
The 2012 Report to Shareholders did not include disclosure regarding affiliated brokerage transactions that has appeared in past annual reports.  Explain why this disclosure has been removed and, to the extent applicable, confirm that brokerage transactions executed for the Fund by Thomas J. Herzfeld & Co., Inc., a registered broker-dealer that is an affiliated person of the Fund and its investment adviser (the “Affiliated Broker”), were done in conformance with the Fund’s Rule 17e-1 procedures, including Board review and approval.

Response:  The referenced disclosure was not made in the 2012 Annual Report to Shareholders because the Affiliated Broker ceased operations on December 31, 2010.  Accordingly, there were no affiliated brokerage transactions effected on behalf of the Fund for the fiscal year ended June 30, 2012.  Affiliated brokerage transactions covered under the 2011 Report for the period July 1, 2010 to June 30, 2011 were executed in conformance with the Fund’s Rule 17e-1 procedures which included the quarterly review and approval of such transactions by the Fund’s Board of Directors.

4.
Regarding the two companies in the portfolio on the OFAC list: indicate when they were purchased and when they appeared on the OFAC list.  Explain how the fund is in compliance with OFAC requirements and describe the Fund’s and advisor’s internal control procedures with regard to companies on the OFAC list.

Response:  The Fund currently discloses in its annual report that two of the Fund’s holdings are currently segregated and restricted from transfer because they “appear on the Office of Foreign Asset Control (“OFAC”) list or are subject to other restrictions.” These securities are: $165,000 principal value Republic of Cuba bonds, 4.5%, 1977 in default with a fair value of $0, and 700 shares of Cuban Electric Company with a fair value of $0.  Neither of these securities are on OFAC’s list of Specially Designated Nationals (the “OFAC List”).  These securities are considered “blocked” due to the prohibitions contained in 31 C.F.R. 515.201 and 515.202 of the Cuban Assets Control Regulations, which were adopted in 1963 and amended in 1997.

Securities of Cuban Electric Company are listed and traded on NASDAQ (Ticker: CGAR).  The fund purchased Cuban Electric Company securities on the NASDAQ on September 30, 2005.  Currently, securities of the Cuban Electric Company are subject to transfer restrictions as a condition of an OFAC license issued initially in 2008 and recently renewed on September 17, 2012 (OFAC License No. CU-76354-c, expiration 9/30/2014), which permits the sale or purchase of common stock of Cuban Electric Company provided that such sales or purchases are limited to persons subject to U.S. jurisdiction. The license issued by OFAC remains subject to other laws and regulations administered by OFAC related to transactions involving Cuban Electric Company, including reporting the shares as blocked property.

Republic of Cuba Bonds were issued before the Castro government came to power and were listed on the NYSE until December 29, 2006 when the NYSE suspended trading. Following suspension, the bonds were delisted on February 1, 2007.  The bonds had been halted and unavailable for trading on the NYSE since July 6, 1995. The Fund purchased these bonds on the NYSE on February 15, 1995 and April 27, 1995.  The NYSE disclosed at the time of suspension that the action is being taken, among other things, because of the defaulted status of the debt securities, the length of time that trading has been halted and the applicability of the Cuban Assets Control Regulations, 31 C.F.R. Part 515 to trading in the debt securities on the Exchange.

The Fund believes that it is in compliance with OFAC requirements since the securities of Cuban Electric Company and the Republic of Cuba were purchased in the ordinary course on NASDAQ and NYSE, respectively.  Any sale of these securities will be done in consultation with the Fund’s custodian and in accordance with all applicable laws and regulations.

The Fund has internal control procedures to deal with transactions in securities on the OFAC list or otherwise subject to restrictions.  In selecting new investments for the Fund, the investment adviser takes precautions to ensure that holdings that are purchased are not subject to OFAC or other restrictions by searching the OFAC list.  In addition, the investment adviser reviews financial disclosures and other materials issued by the subject company to determine whether it has obtained licenses or other exemptions if applicable.  On an ongoing basis, the investment adviser conducts periodic reviews of current holdings and the Fund's custodian reports any new trading blocks or restrictions to transfers of portfolio holdings.  Positions identified as subject to restrictions are brought to the attention of the Board of Directors and reported in the footnotes of the Fund's financial reports.  The investment adviser may also contact OFAC with respect to any questionable security and act in accordance with OFAC instructions.

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We trust that this response addresses the Staff’s comments.  In connection with The Fund’s responses to the Staff’s oral comments to the Fund’s financial statements, the Fund is providing the following, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Staff comments or changes to disclosure in response to Staff comments in its financial statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Fund may not assert Staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned at (305) 271-1900.

Very truly yours,

By:	Cecilia Gondor
Title:	Chief Compliance Officer

cc: Joseph Del Raso, Esq., Pepper Hamilton LLP